Exhibit 99.3

Pop Culture Group Co., Ltd Reports First Six Months of Fiscal Year 2022
Unaudited Financial Results

XIAMEN, China, May 17, 2022 /PRNewswire/ -- Pop Culture Group Co., Ltd (“Pop Culture” or the “Company”) (Nasdaq: CPOP), a hip-pop culture company in China, today reported its unaudited financial results for the first six months of fiscal year 2022.

First Six Months of Fiscal Year 2022 Financial Highlights

●	Total revenue was $20.15 million, an increase of 46% from $13.84 million in the first six months of fiscal year 2021.

●	Revenue from event hosting was $11.97 million, an increase of 73% from $6.93 million in the first six months of fiscal year 2021.

●	Revenue from event planning and execution was $6.72 million, an increase of 9% from $6.18 million in the first six months of fiscal year 2021.

●	Revenue from brand promotion was $1.46 million, an increase of 169% from $0.54 million in the first six months of fiscal year 2021.

●	Gross profit was $4.12 million, an increase of 6% from $3.88 million in the first six months of fiscal year 2021.

●	Net profit was $0.45 million, compared with $2.37 million in the first six months of fiscal year 2021.

●	Basic and diluted earnings per share were $0.02, compared with $0.13 in the first six months of fiscal year 2021.

First Six Months of Fiscal Year 2022 Operational Highlights

●	The Company’s concerts and hip-hop events generated an aggregate attendance of 203,233 during the six months ended December 31, 2021.

●	The Company’s online hip-hop programs generated over 156.86 million views during the six months ended December 31, 2021.

●	The Company served 11 clients and 23 events with respect to event planning and execution during the six months ended December 31, 2021.

Mr. Zhuoqin Huang, Chairman and Chief Executive Officer of Pop Culture, commented, “The global COVID-19 pandemic has undeniably affected our offline events related to our intellectual property portfolio. Under the unfavorable circumstances, our revenue still increased by $6.31 million, or 46%, to $20.15 million in the first six months of fiscal year 2022. We continued to make progress in the street dance business by improving our existing events and expanding the scale of events, which is in line with the strong development of the street dance culture worldwide. As the result, we have achieved a 73% year-over-year growth in revenue from our event hosting business, indicating the popularity of street dance is rising among Chinese consumers and sponsors, which drives the rapid development of the street dance industry. We also have achieved a 169% year-over-year revenue growth from brand promotion business.”

Mr. Huang continued, “As a public company that focuses on hip-hop culture, our intellectual properties are the core of our business development. We will maintain our competitive advantages in the industry and improve our business model, which will enable us to achieve revenue growth in the short and medium term and strategic development in the long term. In addition, our customers and partners’ recognition and support have laid a solid foundation for our future business growth, and we are incredibly grateful to them. Looking forward, we are committed to focusing on the operation and promotion of Chinese trendy culture and will strive to maintain our role as the pioneer of the hip-pop culture industry.”

First Six Months of Fiscal Year 2022 Financial Results

Revenue

Following table presents the Company’s revenue by revenue source and by proportion:

	For the Six Months Ended December 31,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$11,966,659	59%	$6,932,911	50%	$5,033,748	73%
Event Planning and Execution	6,724,615	33%	6,177,834	45%	546,781	9%
Brand Promotion	1,456,929	7%	542,179	4%	914,750	169%
Other services	-	-%	188,278	1%	(188,278)	(100)%
Total revenue	$20,148,203	100%	$13,841,202	100%	$6,307,002	46%

Total revenue increased by $6.31 million, or 46%, to $20.15 million in the first six months of fiscal year 2022, from $13.84 million for the same period of last year. Revenue from event hosting increased by $5.03 million, or 73%, to $11.97 million in the first six months of fiscal year 2022, from $6.93 million for the same period of last year. The increase was primarily caused by the increased number of live events (dance competitions, musical festivals, and promotional parties) for the Company’s PRC operating entities as well as increased in average sponsorship fees.

Revenue from event planning and execution increased by $0.54 million, or 9%, to $6.72 million in the first six months of fiscal year 2022, from $6.18 million for the same period of last year. The increase was primarily attributable to the size of the events the Company’s PRC operating entities undertook.

Revenue from brand promotion increased by $0.91 million, or 169%, to $1.46 million in the first six months of fiscal year 2022, from $0.54 million for the same period of last year. The increase was primarily caused by a brand promotion business contract undertaken by the Company’s PRC operating entities.

No other revenue from other services occurred in the first six months of fiscal year 2022.

Cost of Revenue

The cost of revenue increased by $6.07 million, or 61%, to $16.03 million in the first six months of fiscal year 2022, from $9.96 million for the same period of last year. Event hosting costs mainly include staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses. The increase was proportionate to the rise in revenue due to the increased number of clients and more events executed.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$8,956,898	56%	$4,718,706	47%	$4,238,192	90%
Event Planning and Execution	5,778,554	36%	4,972,303	50%	806,251	16%
Brand Promotion	1,295,843	8%	250,713	3%	1,045,130	417%
Other services	-	-%	17,043	0%	(17,043)	(100)%
Total Cost of revenue	$16,031,295	100%	$9,958,765	100%	$6,072,530	61%

Gross Profit and Gross Margin

Gross profit increased by $0.23 million, or 6%, to $4.12 million in the first six months of fiscal year 2022, from $3.88 million for the same period of last year. Gross margin was 20% in the first six months of fiscal year 2022, compared with 28% for the same period of last year. The impact of the COVID-19 pandemic was the primary cause of the slight decrease in gross margin. The Company had to outsource part of the events to a third party.

The following table displays the gross profit:

	For the Six Months Ended December 31,						Change
	2021	%	Gross Margin	2020	%	Gross Margin	Amount	%
Event Hosting	$3,009,761	73%	25%	$2,214,205	57%	32%	$795,556	36%
Event Planning and Execution	946,061	23%	14%	1,205,531	31%	20%	(259,470)	(22)%
Brand Promotion	161,086	4%	11%	291,466	8%	54%	(130,380)	(45)%
Other services	-	-%	-%	171,235	4%	91%	(171,235)	(100)%
Total gross profit	$4,116,908	100%	20%	$3,882,437	100%	28%	$234,471	6%

Operating Expenses

Total operating expenses increased by $2.26 million, or 289%, to $3.04 million in the first six months of fiscal year 2022, from $0.78 million for the same period of last year. Operating expenses as a percentage of total revenue increased to 15.1% in the first six months of fiscal year 2022 from 5.6% in the same period of last year.

Selling and marketing expenses increased by $0.09 million, or 85%, to $0.19 million in the first six months of fiscal year 2022, from $0.10 million for the same period of last year. The increase was primarily due to the domain service fee of approximately $0.04 million, salary and bonus growth in 2021 of approximately $0.06 million, and increased travel expenses, which aligned with the increased revenue.

General and administrative expenses increased by $2.17 million, or 321%, to $2.84 million in the first six months of fiscal year 2022, from $0.68 million for the same period of last year. The increase was mainly due to the Company’s salary and bonus growth in 2021 of approximately $0.1 million, the relevant expense for IPO of approximately $0.6 million, and the increase of bad debt provisions of $0.9 million.

Operating Profit for the Period

Operating profit was $0.96 million in the first six months of fiscal year 2022, compared to $3.05 million for the same period of last year.

Income Tax Expenses

Income tax expenses were $512,259 and $686,102 for the first six months of fiscal year 2022 and 2021, respectively. The decrease resulted from the decreased taxable income.

Net Profit for the Period

Net profit was $0.45 million in the first six months of fiscal year 2022, compared with $2.37 million for the same period of last year. Net profit attributable to the Company’s shareholders was $0.45 million in the first six months of fiscal year 2022, compared with $2.20 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.02 in the first six months of fiscal year 2022, compared with basic and diluted earnings per share of $0.13 for the same period of last year.

Cash Flows

Net cash used in operating activities was $5.49 million for the first six months of fiscal year 2022, compared to net cash provided by operating activities of $0.08 million for the same period of last year. The decrease in operating cash flow was primarily attributable to net profit decrease from $2.4 million in the first six months of fiscal year 2021 to $0.4 million in the first six months of fiscal year 2022 primarily due to the combined impact of significant increases in both operating costs and expenses. Net cash used in investing activities was $0.07 million for the first six months of fiscal year 2022, compared to $nil for the same period of last year, primarily attributable to a vehicle purchase. Net cash provided by financing activities was $32.39 million for the first six months of fiscal year 2022, compared to $2.27 million for the same period of last year. The increase in cash provided by financing activities was primarily attributable to the proceeds received in amount of $34.1 million from the Class A ordinary shares issued in July 2021.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of December 31, 2021, the combined balance of the Company’s cash, cash equivalents, term deposits, and short-term investments amounted to $28.51 million, compared to $1.32 million as of June 30, 2021. Cash injection by selling ordinary shares of the Company drove the increase.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to $1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Recent Developments

Regular Season of 2021 China Battle Championships Completed

The preseason of 2021 China Battle Championships was completed in September 2021. A total of 294 outstanding street dancers from eight regions, namely Guangxi autonomous region, Shaanxi province, Fujian province, Yunnan province, Sichuan province, Shandong province, Chongqing city, and Hubei province, participated in this online competition.

The regular season was divided into a northern division and a southern division and was held during the China National Day holidays. Four teams representing Guangxi autonomous region, Yunnan province, Fujian province and Hubei province competed in the southern division and four teams representing Sichuan province, Chongqing city, Shaanxi province and Shandong province competed in the northern division.

Established Joint Venture Shenzhen Jam Box Technology Co., Ltd

On November 18, 2021, the Company established a joint venture with Shenzhen HipHopJust Information Technology Co., Ltd. (“HIT”), Shenzhen Jam Box Technology Co., Ltd (“JBT”). The Company owns a 60% controlling interest in JBT, while HIT owns a 20% interest and a third-party the investor owns a 20% interest.

The Company believes that JBT will be the first-ever software-as-a-service(“SaaS”) platform provider that focuses on street dance chain in China, and it will enable the Company to scale its business and to support the growing number of dance organizations. JBT is expected to provide comprehensive services on its SaaS platform, covering event intellectual property services, educational services, teaching and research services, sales services, and management services.

Organizational Structure Upgraded

The Company has upgraded its organizational structure and determined its growth strategies, which center on three core business groups: POPIDEA, POPSPORTS, and POPFUN. As a result of the organizational structure upgrade, the Company now has businesses in Northeast, North, Central, East, and South China, which are expected to establish an efficient operating system and abundant resource reserves.

The POPIDEA business includes marketing strategic consulting services, creative design services, implementation of offline brand promotion activities, and online marketing promotion activities. In the future, this business portfolio will be strategy-oriented to provide customers with a variety of one-stop services.

The POPSPORTS business is dedicated to find excellent hip-hop dancers and coaches through the promotion and use of SaaS system of hip-hop dance training institutions and the holding of the China Battle Championships and other hip-hop dance events, to transport excellent hip-hop dance talents for the local and national hip-hop dance team, and cooperate to establish a hip-hop dance vocational education system, and to build a hip-hop dance industry base, to seek the business opportunities for the Company.

The POPFUN business includes the strategic cooperation of multiple hip-hop music labels, the entertainment and performing arts brokerage services, the Chinese cultural and hip-hop relative commodities e-commerce, and the business development in metaverse about the digital contents of hip-hop, to further develop the Company’s business in the field of digital content copyright.

Won the Tender for Hanfu Cultural Festival

On October 22, 2021, the Company won the tender for Hanfu Cultural Festival (the “Festival”) put out by Migu Comic Co., Ltd., a digital content provider that operates the app Migu Quanquan. Migu Quanquan promotes Hanfu (traditional styles of clothing worn by the Han people in China) culture and provides Hanfu fans with a one-stop service of various Hanfu culture related activities. The Company expects to provide customized services for the Festival, including online and offline special event planning, event execution, and app promotion.

According to a report by iiMedia Research, the sales of Hanfu in China surged from RMB190 million (approximately US$29.7 million) in 2015 to RMB6.36 billion in 2020 (approximately US$1 billion). The Hanfu market is projected by iiMedia Research to grow significantly, as the sales are expected to exceed RMB10 billion (approximately US$1.6 billion) in 2021. As of the end of 2020, the number of Hanfu merchandizers had grown to over 1,500 in China, despite the impact of the COVID-19 pandemic. The “2020 Hanfu Consumer Trend Insight Report” released by CBNData and Tmall.com shows that the number of consumers who had purchased Hanfu on Tmall.com reached 18 million in 2020.

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-hop culture company. The Company aims to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchanges with respect to hip-hop between the United States and China. With the values of hip-hop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and marketing services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the Company’s website at http://ir.cpop.cn/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: ir@cpop.cn

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except share data)

	As of December 31	As of June 30
	2021	2021
ASSETS
CURRENT ASSETS:
Cash	$28,510,993	$1,319,977
Accounts receivable, net	26,566,497	25,537,236
Advance to suppliers	6,452,036	1,999,876
Prepaid expenses and other current assets	1,384,074	3,553,028
TOTAL CURRENT ASSETS	62,913,600	32,410,117
Property and equipment, net	105,068	48,393
Intangible asset, net	1,545,488	1,635,321
Operating right-of-use asset	155,359	194,747
Deferred tax assets	403,302	140,757
Other non-current assets	740,197	-
TOTAL ASSETS	$65,863,014	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,985,814	$5,140,990
Accounts payable	1,238,992	1,900,883
Deferred revenue	393,874	1,648,847
Taxes payable	4,544,132	4,232,391
Due to a related party	-	225,000
Accrued liabilities and other payables	262,447	77,567
Operating lease liability - current	96,227	98,427
TOTAL CURRENT LIABILITIES	10,521,486	13,324,105
Long-term bank loans	1,506,449	1,672,370
Operating lease liability - non-current	50,583	104,755
TOTAL LIABILITIES	12,078,518	15,101,230

Commitments and contingencies		-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share; 44,000,000 Class A Ordinary Shares authorized as of December 31, 2020 and 2021; 11,021,834 and 18,286,923 Class A Ordinary Shares issued and outstanding as of December 31, 2020 and 2021, respectively; 6,000,000 Class B Ordinary Shares authorized, 5,763,077 Class B Ordinary Shares issued and outstanding as of December 31 2020 and 2021, respectively)	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,706,356	6,643,118
Statutory reserve	1,391,770	1,241,573
Retained earnings	10,794,621	10,498,183
Accumulated other comprehensive (loss) income	883,140	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	53,784,496	19,328,105
Non-controlling interests	-	-
TOTAL SHAREHOLDERS’ EQUITY	53,784,496	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,863,014	$34,429,335

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

(UNAUDITED)

	For the Six Months Ended December 31,
	2021	2020
REVENUE, NET	$20,148,203	$13,841,202
Cost of revenue	16,031,295	9,958,765
GROSS PROFIT	4,116,908	3,882,437

Selling and marketing	193,720	104,961
General and administrative	2,844,154	675,325
Total operating expenses	3,037,874	780,286

INCOME FROM OPERATIONS	1,079,034	3,102,151

Other (expenses) income:
Interest expenses, net	(194,616)	(99,126)
Other (expenses) income, net	74,476	49,704
Total other expenses, net	(120,140)	(49,422)

INCOME BEFORE INCOME TAX PROVISION	958,894	3,052,729

PROVISION FOR INCOME TAXES	512,259	686,102

NET INCOME	446,635	2,366,627
Less: net income attributable to non-controlling interests	-	164,468
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	446,635	2,202,159

Other comprehensive (loss) income:
Foreign currency translation adjustment	(59,682)	1,223,994
COMPREHENSIVE INCOME	386,953	3,590,621
Less: comprehensive income attributable to non-controlling interest	-	240,471
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$386,953	$3,350,150

Net income per share
Basic and diluted	$0.02	$0.13

Weighted average shares used in calculating net income per share	20,950,000	16,784,911
Basic and diluted

POP CULTURE GROUP CO. LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2021	2020
Cash flows from operating activities:
Net Income	$446,635	$2,366,627
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,038,762	147,505
Depreciation and amortization	129,203	117,086
Deferred tax benefit	39,388	(38,797)
Non-cash lease expense	(1,105)	62,813
Loss from disposal of property and equipment	(262,545)	-
Changes in assets and liabilities:
Accounts receivable	(2,093,244)	(3,285,638)
Advance to suppliers	(4,452,160)	1,178,486
Amounts due from related parties	-	-
Prepaid expenses and other current assets	2,111,735	(1,196,329)
Other non-current assets	(740,197)	257,493
Accounts payable	(661,891)	317,130
Deferred revenue	(1,254,973)	(419,123)
Taxes payable	311,741	665,261
Accrued liabilities and other payables	184,880	(32,207)
Due to a related party	(225,000)	-
Operating lease liability	(56,372)	(63,208)
Net cash provided by (used in) operating activities	(5,485,143)	77,099

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(74,411)	-
Net cash (used in) provided by investing activities	(74,411)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,569,218	4,200,348
Repayments of short-term bank loans	(2,981,515)	(1,448,396)
Proceeds from long-term bank loans	(351,740)	-
Contribution from shareholders	34,069,438	-
Payment for deferred offering costs	82,440	(478,953)
Net cash provided by financing activities	32,387,841	2,272,999

Effect of exchange rate changes	362,729	190,760

Net increase (decrease) in cash	27,191,016	2,540,858
Cash at beginning of year	1,319,977	1,359,137
Cash at end of year	$28,510,993	$3,899,995

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$418,718	$8,883
Interest expense paid	$56,771	$98,163